SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 15910

01.02 - HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2215-4901	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2215-7140	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME BENJAMIN STEINBRUCH
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 – CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7519	14 - FAX -	15 – FAX -
15 - E-MAIL invrel@csn.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/01/2005	12/31/2005	3	7/01/2005	9/30/2005	2	4/01/2005	6/30/2005
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2005	2 - PREVIOUS QUARTER 6/30/2005	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2004
Paid-in Capital
1 – Common	272,068	286,917	286,917
2 – Preferred	0	0	0
3 – Total	272,068	286,917	286,917
Treasury Stock
4 – Common	7,637	16,759	4,748
5 – Preferred	0	0	0
6 – Total	7,637	16,759	4,748

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 106 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY Manufacturing, transf. and trading of steel products
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	04/29/2005	Dividend	06/14/2005	Common	7.3517000000
02	AGO	04/29/2005	Interest on Own Capital	06/14/2005	Common	0.8675400000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-Code	2- Description	3- 09/30/2005	4- 06/30/2005
1	Total Assets	23,972,993	24,765,439
1.01	Current Assets	5,097,176	5,861,851
1.01.01	Cash	27,714	56,421
1.01.02	Credits	1,834,748	1,809,931
1.01.02.01	Domestic Market	906,728	972,623
1.01.02.02	Foreign Market	996,959	906,074
1.01.02.03	Allowance for Doubtful Accounts	(68,939)	(68,766)
1.01.03	Inventories	1,339,603	1,363,157
1.01.04	Other	1,895,111	2,632,342
1.01.04.01	Marketable Securities	1,344,927	1,422,357
1.01.04.02	Recoverable Income Tax and Social Contribution	27,706	14,721
1.01.04.03	Deferred Income Tax	243,795	286,739
1.01.04.04	Deferred Social Contribution	64,098	50,906
1.01.04.05	Dividends Receivable	13,743	41,219
1.01.04.06	Prepaid Expenses	18,281	29,155
1.01.04.07	Prepaid Income Tax and Social Contribution	0	609,169
1.01.04.08	Other	182,561	178,076
1.02	Long-Term Assets	1,699,265	1,708,892
1.02.01	Various Credits	28,323	21,664
1.02.01.01	Loans – Eletrobras	28,323	21,664
1.02.02	Credit with Related Parties	156,376	129,509
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	156,376	129,509
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,514,566	1,557,719
1.02.03.01	Deferred Income Tax	440,401	475,729
1.02.03.02	Deferred Social Contribution	71,960	93,496
1.02.03.03	Judicial Deposits	630,193	606,640
1.02.03.04	Securities Receivables	120,347	130,644
1.02.03.05	Marketable Securities	125,949	125,652
1.02.03.06	Recoverable PIS/PASEP	26,812	26,261
1.02.03.07	Prepaid Expenses	37,305	39,567
1.02.03.08	Other	61,599	59,730
1.03	Permanent Assets	17,176,552	17,194,696
1.03.01	Investments	4,940,010	4,998,537
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	4,940,010	4,998,537
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,039,679	11,998,516
1.03.02.01	In Operation, Net	11,590,339	11,602,856
1.03.02.02	In Construction	305,880	253,077
1.03.02.03	Land	143,460	142,583
1.03.03	Deferred	196,863	197,643

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
2	Total Liabilities	23,972,993	24,765,439
2.01	Current Liabilities	3,974,435	4,571,695
2.01.01	Loans and Financing	1,496,619	1,379,431
2.01.02	Debentures	100,916	64,608
2.01.03	Suppliers	882,933	960,837
2.01.04	Taxes and Contributions	463,113	1,251,859
2.01.04.01	Salaries and Social Contributions	75,011	64,774
2.01.04.02	Taxes Payable	249,334	1,042,827
2.01.04.03	Deferred Income Tax	102,035	106,072
2.01.04.04	Deferred Social Contribution	36,733	38,186
2.01.05	Dividends Payable	183,763	116,553
2.01.06	Provisions	38,515	24,048
2.01.06.01	Contingencies	38,515	24,048
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	808,576	774,359
2.01.08.01	Accounts Payable - Subsidiaries	653,326	687,388
2.01.08.02	Other	155,250	86,971
2.02	Long-Term Assets	12,391,367	12,716,200
2.02.01	Loans and Financing	6,056,207	6,550,013
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	4,981,421	4,787,306
2.02.03.01	Contingencies	2,787,119	2,561,332
2.02.03.02	Deferred Income Tax	1,613,457	1,636,746
2.02.03.03	Deferred Social Contribution	580,845	589,228
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	453,739	478,881
2.02.05.01	Provision for Losses in Investments	57,951	80,525
2.02.05.02	Accounts Payable - Subsidiaries	92,843	96,983
2.02.05.03	Other	302,945	301,373
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	7,607,191	7,477,544
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	0	17,319
2.05.03	Revaluation Reserve	4,578,566	4,640,047
2.05.03.01	Parent Company	4,578,566	4,640,047
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserve	(7,484)	78,301
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retentions	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	(343,673)	(257,888)
2.05.04.07.01	From Investments	0	487,203
2.05.04.07.02	Treasury Stock	(343,673)	(745,091)
2.05.05	Retained earnings/accumulated deficit	1,355,162	1,060,930

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 07/01/2005 to 09/30/2005	4- 01/01/2005 to 09/30/2005	5- 07/01/2004 to 09/30/2004	6- 01/01/2004 to 09/30/2004
3.01	Gross Revenue from Sales and/or Services	2,219,569	8,030,429	2,761,068	7,347,150
3.02	Gross Revenue Deductions	(418,926)	(1,622,679)	(447,589)	(1,129,477)
3.03	Net Revenue from Sales and/or Services	1,800,643	6,407,750	2,313,479	6,217,673
3.04	Cost of Goods and Services Sold	(1,075,699)	(3,438,714)	(1,126,621)	(3,248,311)
3.04.01	Depreciation, Depletion and Amortization	(192,358)	(574,716)	(172,627)	(526,342)
3.04.02	Other	(883,341)	(2,863,998)	(953,994)	(2,721,969)
3.05	Gross Profit	724,944	2,969,036	1,186,858	2,969,362
3.06	Operating Income/Expenses	(67,618)	(723,266)	(82,797)	(812,346)
3.06.01	Selling	(64,747)	(195,389)	(67,914)	(195,148)
3.06.01.01	Depreciation and Amortization	(2,007)	(6,275)	(1,874)	(5,481)
3.06.01.02	Other	(62,740)	(189,114)	(66,040)	(189,667)
3.06.02	General and Administrative	(48,722)	(156,639)	(52,450)	(162,367)
3.06.02.01	Depreciation and Amortization	(3,715)	(11,979)	(5,599)	(16,779)
3.06.02.02	Other	(45,007)	(144,660)	(46,851)	(145,588)
3.06.03	Financial	62,253	212,956	(18,171)	(829,245)
3.06.03.01	Financial Income	(237,615)	(492,406)	(244,230)	67,138
3.06.03.02	Financial Expenses	299,868	705,362	226,059	(896,383)
3.06.03.02.01	Amortization of Special Exchange Variation	0	0	(25,209)	(78,252)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	440,908	1,364,301	520,375	(15,353)
3.06.03.02.03	Interest expenses, fines and tax arrears	(141,040)	(658,939)	(269,107)	(802,778)
3.06.04	Other Operating Income	12,311	17,341	9,204	28,027
3.06.05	Other Operating Expenses	100,883	43,576	(52,994)	(107,317)
3.06.06	Equity	(129,596)	(645,111)	99,528	453,704
3.07	Operating Income	657,326	2,245,770	1,104,061	2,157,016
3.08	Non-Operating Income	2,466	(4,017)	(9,458)	(10,241)

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 07/01/2005 to 09/30/2005	4- 01/01/2005 to 09/30/2005	5- 07/01/2004 to 09/30/2004	6- 01/01/2004 to 09/30/2004
3.08.01	Income	1	3	2	5
3.08.02	Expenses	2,465	(4,020)	(9,460)	(10,246)
3.09	Income before Taxes and Participations	659,792	2,241,753	1,094,603	2,146,775
3.10	Provision for Income Tax and Social Contribution	(147,634)	(830,194)	(282,444)	(385,472)
3.11	Deferred Income Tax	(49,453)	105,352	(93,191)	(209,333)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Net Income (Loss) for the Period	462,705	1,516,911	718,968	1,551,970
	SHARES OUTSTANDING EX-TREASURY (in thousands)	264,431	264,431	282,169	282,169
	EARNINGS PER SHARE	1.74981	5.73651	2.54800	5.50014
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when indicated otherwise)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the city of Araucária, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia, to cater for the needs of the Presidente Vargas Steelworks and also maintains strategic investments in railroad, electricity and ports, to optimize its activities.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, CSN has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, a galvanized steel plant supplying an automaker in Porto Real, in the State of Rio de Janeiro, in addition to a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Pursuant to the configuration of the Quarterly Information form, the Parent Company’s Consolidated Statements of Changes in Financial Position and Cash Flow are presented in the table “Other information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the CVM - the Brazilian Securities and Exchange Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value, and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are evaluated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill or negative goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Resolution #288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

The Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with Resolution #371, issued by the Brazilian Securities and Exchange Commission (“CVM”), on December 13, 2000, in accordance with the above-mentioned reported deliberation and based on by independent actuarial studies.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial result. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Future and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Stocks

As established by CVM Instruction 10/80, treasury stocks were recorded at the acquisition cost.

(n) Estimates

Pursuant to the accounting practices adopted in Brazil, the preparation of the financial statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the quarters ended on September 30, 2005 and June 30, 2005 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Participation in the capital
	Currency	stock (%)

Companies	of Origin	9/30/2005	6/30/2005	Main activities

Direct participation: fully consolidated
CSN Energy	US$	100.00	100.00	Equity interests
CSN Export	US$	100.00	100.00	Financial operations and product trading
CSN Islands	US$	100.00	100.00	Financial operations
CSN Islands II	US$	100.00	100.00	Financial operations
CSN Islands III	US$	100.00	100.00	Financial operations
CSN Islands IV	US$	100.00	100.00	Financial operations
CSN Islands V	US$	100.00	100.00	Financial operations
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00		Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Equity interests
CSN Steel	US$	100.00	100.00	Equity interests
CSN I	R$	100.00	100.00	Equity interests
Estanho de Rondônia - ERSA	R$	100.00	100.00	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
CSN Participações Energéticas	R$	99.70	99.70	Equity interests
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry

Direct participation: proportionally
consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity generation
MRS Logística	R$	32.22	32.22	Railroad transportation

Indirect participation: fully consolidated
CSN Aceros	US$	100.00	100.00	Equity interests
CSN Cayman	US$	100.00	100.00	Financial operations and product trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interests
CSN LLC Partner	US$	100.00	100.00	Equity interests
Energy I	US$	100.00	100.00	Equity interests
Management Services	US$	100.00	100.00	Services
Tangua	US$	100.00	100.00	Equity interests
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services

Indirect participation: proportionally
consolidated
Lusosider	EUR	50.00	50.00	Steel industry

The financial statements prepared in US dollars and in Euros were translated at the exchange rate in effect on September 30, 2005 – R$/US$2.2222 (R$/US$2.3504 on June 30, 2005) and EUR/US$1.2023 (EUR/US$1.2108 on June 30, 2005).

The gains/losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These referred financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits arising from consolidated intercompany operations have been eliminated.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with those of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' equity		Net income

	9/30/2005	6/30/2005	9/30/2005	6/30/2004

Parent company	7,607,191	7,477,544	1,516,911	1,551,970
Income elimination in inventories	(53,256)	(107,445)	136,016	(102,618)
Other adjustments				1,926

Consolidated	7,553,935	7,370,099	1,652,927	1,451,278

5. RELATED PARTIES TRANSACTIONS

a) Assets

Companies	Accounts receivable	Marketable securities	Mutual	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total

CSN Cayman	113,455							113,455
CSN Export	932,662							932,662
CSN Islands II	1,344							1,344
CSN Islands III	500							500
CSN Islands IV	86							86
CSN Islands V	133							133
Sepetiba Tecon	243			36,000		62,785	1,766	100,794
Cia. Metalic Nordeste	84							84
Inal Nordeste	8,562							8,562
CFN	20		37,000			51,936		88,956
GalvaSud	81,235							81,235
INAL	35,263							35,263
MRS Logística	231				13,743			13,974
Exclusive Funds		150,301						150,301
Ersa							2,262	2,262
Others (*)	662		4,655					5,317

09/30/2005	1,174,480	150,301	41,655	36,000	13,743	114,721	4,028	1,534,928

06/30/2005	1,131,267	274,463	2,584	36,000	41,219	126,925	3,420	1,615,878

(*) OTHER: CSN Cimentos, Itá Energética, Fundação CSN, CBS Previdência, CSN I, CSN Steel, Lusosider, CSN Aceros e CSN LLC.

b) Liabilities

Companies	Loans and financing			Accounts payable				Total

	Prepayments	Fixed Rate (2) Notes	Intercompany (2) Bonds	Mutual(1) / current accounts	Suppliers	Investees’ Inventory	Other

CSN Cayman				147,613				147,613
CSN Export	1,384,315			11,482				1,395,797
CSN Iron			1,373,538					1,373,538
CSN Islands VII		623,097						623,097
CSN Islands VIII		1,175,447		2,042				1,177,489
CSN Overseas	573,659			106,492				680,151
Energy I				95,334				95,334
CSN Steel	937,058			291,783				1,228,841
CSN Panama				154,768				154,768
Inal Nordeste					66	10,019		10,085
GalvaSud					11,110		22	11,132
INAL					21,829	39,868		61,697
CSN Energia				21,623				21,623
CBS Previdência							219,199	219,199
Others (*)				99	452			551

09/30/2005	2,895,032	1,798,544	1,373,538	831,236	33,457	49,887	219,221	7,200,915

06/30/2005	2,408,105	2,308,110	1,420,606	870,234	52,315		213,181	7,272,551

These operations were carried out under conditions considered by the Company’s management as normal market terms and/or effective legislation for similar operations, being the main ones highlighted below:

(1)	CSN Cayman (part): annual Libor + 3% p.a. with indeterminate maturity.
CSN Overseas (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.
CSN Cayman (part): Libor + 2.5% p.a. with maturity on 9/15/2011.

(2)	Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.

(*) OTHER: CFN, CSN Islands, CSN Cimentos, Itá Energética, Fundação CSN, CSN I, Lusosider, ERSA, CSN Aceros and Metalic.

c) Result

	Income				Expenses

		Interest and				Interest and
Companies	Products and	monetary and			Products and	monetary and
	services	exchange	Other	Total	services	exchange	Other	Total
		variation				variation

CSN Cayman	202	(9,311)		(9,109)	61	(24,168)		(24,107)
CSN Export	1,395,837	(146,211)		1,249,626	1,110,232	(180,572)		929,660
CSN Iron						(164,546)		(164,546)
CSN Islands III						2,953		2,953
CSN Islands V						(29,088)		(29,088)
CSN Islands VII						(161,079)		(161,079)
CSN Islands VIII						(321,514)		(321,514)
CSN Overseas						(63,106)		(63,106)
CSN Panama						(30,102)		(30,102)
Energy I						(18,543)		(18,543)
CSN Steel						(116,170)		(116,170)
Itá Energética					77,321			77,321
GalvaSud	301,613			301,613	153,003			153,003
INAL	521,871			521,871	267,636			267,636
Cia. Metalic Nordeste	32,423			32,423	23,678			23,678
Inal Nordeste	14,489			14,489	354			354
MRS Logística					98,365			98,365
Exclusive Funds		(660,833)		(660,833)
Ersa					20,497			20,497
CBS Previdência							68,903	68,903
Others (*)					3,030	(682)		2,348

09/30/2005	2,266,435	(816,355)		1,450,080	1,754,177	(1,106,617)	68,903	716,463

09/30/2004	2,201,036	37,782	9	2,238,827	269,737	323,691	71,103	664,531

Trade transactions with the Company’s subsidiaries, such as sale of products and contracting of inputs and services are performed under usual conditions applicable to non-related parties.

(*) OTHER: Fundação CSN, CSN Cimentos, CSN I, CSN LLC, Sepetiba Tecon, Banco Fibra and CSN Islands.

6. MARKETABLE SECURITIES

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Short term
Financial investment fund	150,302	274,463	242,741	368,017
Investment abroad (time deposits)	1,156,213	1,110,783	3,581,827	2,552,471
Fixed income investments	38,412	37,111	226,624	425,530

	1,344,927	1,422,357	4,051,192	3,346,018
Derivatives			373,347	233,015

	1,344,927	1,422,357	4,424,539	3,579,033

Long term
Investments abroad (securities)			123,075

Fixed income investments and debentures (net
of provision for probable losses and withholding	125,949	125,652	90,456	90,159

income tax)

	125,949	125,652	213,531	90,159

	1,470,876	1,548,009	4,638,070	3,669,192

Company’s management invests the Company’s financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds and fixed income bonds issued in Brazil, with monetary or foreign exchange variation. Additionally, the Company’s foreign subsidiaries maintain their available cash in indexed accounts (Time Deposits) in first-tier banks overseas.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Domestic market
Subsidiary companies	125,718	169,605
Other clients	781,010	803,018	1,009,049	1,092,653
	906,728	972,623	1,009,049	1,092,653

Foreign market
Subsidiary companies	1,048,762	961,662
Other clients	10,419	10,223	558,022	467,252
Exports Contract Advance (ACE)	(62,222)	(65,811)
	996,959	906,074	558,022	467,252

Allowance for doubtful
accounts	(68,939)	(68,766)	(95,568)	(95,808)

	1,834,748	1,809,931	1,471,503	1,464,097

8. INVENTORIES

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Finished products	342,653	306,003	578,007	623,908
Products in process	298,108	309,103	416,155	409,612
Raw materials	413,632	424,375	523,388	557,248
Store	289,272	275,219	346,744	333,406
Imports in progress		53,104	1,367	54,954
Provision for losses	(4,062)	(4,901)	(4,581)	(5,192)
Other		254	42,574	23,478

	1,339,603	1,363,157	1,903,654	1,997,414

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Current assets
Income tax	243,795	286,739	301,271	371,150
Social contribution	64,098	50,906	85,151	81,279

	307,893	337,645	386,422	452,429

Long-term assets
Income tax	440,401	475,729	456,848	493,268
Social contribution	71,960	93,496	78,223	99,844

	512,361	569,225	535,071	593,112

Current liabilities
Income tax	102,035	106,072	102,035	106,072
Social contribution	36,733	38,186	36,733	38,186

	138,768	144,258	138,768	144,258

Long-term liabilities
Income tax	1,613,457	1,636,746	1,613,457	1,636,746
Social contribution	580,845	589,228	580,845	589,228

	2,194,302	2,225,974	2,194,302	2,225,974

	09/30/2005	09/30/2004	09/30/2005	09/30/2004

Income
Income tax	45,796	(152,376)	8,831	(117,685)
Social contribution	59,556	(56,957)	46,250	(44,419)

	105,352	(209,333)	55,081	(162,104)

The sources of the deferred social contribution and income tax of the parent company are shown as follows:

	09/30/2005				06/30/2005

	Income tax		Social contribution		Income tax		Social contribution

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Assets
Non deductible provisions	178,051	195,334	64,098	71,960	141,405	307,084	50,906	93,496
Taxes under litigation		178,494				168,645
Tax losses/ negative basis	65,744				145,334
Other		66,573

	243,795	440,401	64,098	71,960	286,739	475,729	50,906	93,496

Liabilities
Income tax and social contribution on revaluation reserve	93,000	1,613,457	33,480	580,845	93,000	1,636,746	33,480	589,228
Other	9,035		3,253		13,072		4,706

	102,035	1,613,457	36,733	580,845	106,072	1,636,746	38,186	589,228

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies. These credits are expected to be substantially offset during 2005.

Reconciliation between expenses and income of current income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax - IRPJ and Social Contribution -CSL is as follows:

	09/30/2005		09/30/2004

	IRPJ	CSL	IRPJ	CSL

Income before income tax (IR) and social
contribution (CSL)	2,241,753	2,241,753	2,146,775	2,146,775
( - ) Interest on own capital total expense	(184,176)	(184,176)

Income before income tax and social
contribution - adjusted	2,057,577	2,057,577	2,146,775	2,146,775
- Rate	25%	9%	25%	9%

Total	(514,394)	(185,182)	(536,694)	(193,210)
Adjustments to reflect the effective rate:
Equity accounting	(145,496)	(52,379)	121,133	43,608
Exposure relief at the MAE			11,882	4,277
Earnings from foreign subsidiaries	90,240	32,486	(74,666)	(26,880)
Reversal of tax assessment (penalty)	14,646
Effects of "Plano Verão" judicial decision			31,762
Other permanent additions (write-offs)	24,393	10,844	23,853	130

Parent company’s current and deferred
IR/CSL	(530,611)	(194,231)	(422,730)	(172,075)

Consolidated current and deferred IR/CSL	(644,522)	(228,528)	(415,714)	(169,019)

In 2004, CSN opted by the annual accrual with monthly anticipation of “IR/CSL”, which totaled R$609,169. In July 2005 the anticipation were compensated by taxes receivable, in view of the closing and filing of corporate tax return.

In 2005, the accrual method is quarterly and final, therefore, there is no anticipations to account for.

10. INVESTMENTS

a) Direct participations in subsidiaries and jointly-owned subsidiaries

	09/30/2005					06/30/2005

Companies				Net income		Net income
	Number of shares		Direct	(loss)	Shareholders'	(loss)	Shareholders'
			interest	for the	equity (unsecured	for the	equity (unsecured

	Common	Preferred	%	quarter	liability)	quarter	liability)

Steel and Services
GalvaSud	11,801,406,867		15.29	(4,399)	457,231	(24,347)	461,630
CSN I	9,996,751,600	1,200	100.00	(10,660)	491,614	(27,591)	502,275
INAL	345,950,054		99.99	14,372	507,933	24,828	433,560
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(3,353)	95,612	(14,199)	91,406
INAL Nordeste	37,800,000		99.99	1,501	19,105	(502)	(5,100)

Corporate
CSN Steel	480,726,588		100.00	15,706	1,081,404	(386,352)	1,065,698
CSN Overseas	7,173,411		100.00	39,133	1,006,916	(148,317)	1,046,049
CSN Panama	4,240,032		100.00	(76,625)	377,560	(189,300)	453,625
CSN Energy	3,675,319		100.00	(24,027)	425,435	(61,651)	449,462
CSN Islands	50,000		100.00	(7)	103	(15)	110
CSN Export	31,954		100.00	(39,957)	38,605	(4,652)	78,562
CSN Islands II	1,000		100.00	1,517	98	190	(1,419)
CSN Islands III	1,000		100.00	519		26	(519)
CSN Islands IV	1,000		100.00	1	(85)	8	(86)
CSN Islands V	1,000		100.00	(6)	(130)	15	(136)
CSN Islands VII	1,000		100.00	(12)	(230)	198	(242)
CSN Islands VIII	1,000		100.00	(144)	2,348	19,038	2,204
CSN Islands IX	1,000		100.00	16,292	33,796	9,559	50,088
CSN Islands X	1,000		100.00	17,234	(17,232)

Infrastructure and Energy
Itá Energética	520,219,172		48.75	7,732	551,762	8,250	544,030
MRS Logistica	188,332,666	151,667,334	32.22	105,782	718,684	107,389	612,902
Sepetiba Tecon	62,220,270		20.00	3,758	(14,358)	2,862	(18,116)
CFN	36,206,330		49.99	(11,323)	(74,806)	(10,333)	(64,189)
ERSA	34,236,307		100.00	1,944	18,969	(1,806)	17,025
CSN Cimentos	376,337		99.99	38,579	4,300	(2,167)	(37,308)
CSN Energia	1,000		99.90	2,888	116,796	(85)	113,880
CSN Participações Energéticas	1,000		99.80		1		1

b) Investment movement

	06/30/2005		09/30/2005

	Initial	Balance of				Final	Balance of
Companies	investment	provision	Addition	Equity	Goodwill	investment	provision
	balance	for losses	(write-off)	accounting	amortization(1)	balance	for losses

Steel and Services
GalvaSud	70,583			(672)		69,911
CSN I	502,275			(10,660)		491,615
INAL (2)	433,548		60,000	14,371		507,919
Cia. Metalic Nordeste (3)	174,364		7,558	(3,353)	(8,296)	170,273
INAL Nordeste (4)		(5,100)	25,705	(1,501)		19,104

	1,180,770	(5,100)	93,263	(1,815)	(8,296)	1,258,822
Corporate Center
CSN Steel	1,065,698			15,706		1,081,404
CSN Overseas	1,046,049			(39,133)		1,006,916
CSN Panama	453,625			(76,065)		377,560
CSN Energy	449,462			(24,027)		425,435
CSN Islands	110			(7)		103
CSN Export	78,562			(39,957)		38,605
CSN Islands II		(1,419)		1,517		98
CSN Islands III		(519)		519
CSN Islands IV		(86)					(86)
CSN Islands V		(136)		6			(130)
CSN Islands VII		(242)		12			(230)
CSN Islands VIII	2,204			144		2,348
CSN Islands IX	50,088			(16,292)		33,796
CSN Islands X			3	(17,235)			(17,232)

	3,145,798	(2,402)	3	(194,812)		2,966,265	(17,678)
Infrastructure and Energy
Itá Energética	265,215			3,769		268,984
MRS Logistica	197,499			34,087		231,586
Sepetiba Tecon		(3,624)		751			(2,873)
CFN		(32,091)	352	(5,661)			(37,400)
ERSA	95,488			1,944	(4,059)	93,373

CSN Cimentos		(37,308)		41,608		4,300
CSN Energia	113,766		25	2,888		116,679
CSN Participações Energéticas	1					1

	671,969	(73,023)	377	79,386	(4,059)	714,923	(40,273)

	4,998,537	(80,525)	93,643	(117,241)	(12,355)	4,940,010	(57,951)

(1)	This comprises the balance of parent company’s equity accounting. The balances of goodwill and negative goodwill are shown in item (d) of this note.

(2)	Capital increase on August 1st with the issuing of 35,735,135 shares.

(3)	Capital increase on August 25th with the issuing of 7,377,049 shares.

(4)	Capital increase on August 1st with the issuing of 36,700,000 shares.

c) Additional Information on the main Investees

• GalvaSud

Incorporated in 1998, through a joint venture between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000. It has as an objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry, as well as the operation of service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética) holds a 60.5% participation in the consortium Itá hydroelectric plant – UHE Itá, created by means of concession agreement executed on July 31, 2000.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Ita, the contracting of supply of goods and services necessary to carry out the venture and obtain the financing by offering the corresponding guarantees.

Itasa is a jointly-owned subsidiary company and started to be consolidated on December 31, 2004 in view of the reclassification of the long-term assets from available for sale to permanent investments.

• Indústria Nacional de Aços Laminados – INAL

The Company aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated in 2002, based at Maracanaú, in the State of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

• MRS Logística

The Company’s main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports the iron ore from Casa de Pedra to UPV steelworks in Volta Redonda and imported raw material through Sepetiba Port. It also links the Presidente Vargas steelworks to the Rio de Janeiro and Santos Ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

MRS Logística is a jointly owned subsidiary, which has not been consolidated up to December 31, 2003 by express authorization of CVM.

• CFN

Incorporated in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

• Sepetiba Tecon

Incorporated in 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to the Presidente Vargas Mill by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the electricity commercialization chamber – (“Câmara de Comercialização de Energia Elétrica”) - CCEE, in the amount of R$92,284 on September 30, 2005 (R$97,036 on June 30, 2005).

From the balance receivable on September 30, 2005, the amount of R$59,129 (R$76,305 on June 30, 2005) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

• CSN Cimentos

On March 28, 2005, the entity previously named FEM – Projetos, Construções e Montagens began to be named CSN Cimentos.

The Company’s purpose is the production of cement, and the main raw material will be blast furnace slag, a byproduct of pig-iron production. It is expected to start operating in the third quarter of 2006.

• ERSA – Estanho de Rondônia

Acquired on April 7, 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates. CSN recorded goodwill on this acquisition. See item (d) of this note.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste.

Its main purpose is to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

d) Goodwill, negative goodwill and other interests

On September 30, 2005, the Company maintained on its consolidated balance sheet the amount of R$300,139 (R$325,757 on June 30, 2005) net of amortization related to goodwill based on the expectation of future gains, with amortization estimated at five years, and negative goodwill relating to an investment at Lusosider Projectos Siderúrgicos in the amount of R$12,135, expected to be amortized in 3 years.

	Balance on			Balance on
	06/30/2005	Additions	Amortization	09/30/2005	Investor

Investment
goodwill:
GalvaSud	111,364		(6,961)	104,403	CSN I
Metalic	82,965		(8,296)	74,669	CSN
Ersa	78,464		(4,059)	74,405	CSN
Tangua / LLC	47,172		(5,917)	41,255	CSN Panama
Inal	4,808		(465)	4,343	CSN

	324,773		(25,698)	299,075

Other stakes	984	80		1,064

	325,757	80	(25,698)	300,139

e) Additional Information on participations abroad

• CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA and it is a complex comprising cold rolling, hot coil pickled line and galvanization line.

In 2003, CSN, through its subsidiary CSN Panama, recorded an increase in the capital of Tangua Inc. with the capitalization of US$175 million and became the holder of 100% of its capital stock. Tangua Inc., through its subsidiaries CSN LLC Holding, directly, and CSN LCC Partner, indirectly, is the holder of all of CSN LLC shares.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The Company is located in Seixal, Portugal and is engaged in galvanization line and tin plates.
In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represents 50% of the total capital of Lusosider.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company

	Effective rate	09/30/2005			06/30/2005

	for depreciation,		Accumulated
	depletion and		depreciation,
	amortization		depletion and
	( p.a. %)	Cost	amortization	Net	Net

Machinery and equipment	7.03	11,122,782	(1,712,026)	9,410,756	9,410,457
Mines and mineral deposits	0.40	1,239,043	(12,359)	1,226,684	1,228,036
Buildings	4.00	915,711	(74,325)	841,386	847,386
Land		143,460		143,460	142,583
Other assets	20.00	191,386	(92,091)	99,295	105,241
Furniture and fixtures	10.00	96,943	(84,725)	12,218	11,736

		13,709,325	(1,975,526)	11,733,799	11,745,439

Construction in progress		305,880		305,880	253,077

Parent company		14,015,205	(1,975,526)	12,039,679	11,998,516

	Consolidated

	09/30/2005			06/30/2005

Machinery and equipment	12,113,629	(2,019,571)	10,094,058	10,134,782
Mines and mineral deposits	1.245.550	(12,359)	1,233,191	1,234,543
Buildings	1,416,793	(151,202)	1,265,591	1,276,929
Land	161,991		161,991	161,646
Other assets	644,822	(230,113)	414,709	414,804
Furniture and fixtures	109,926	(92,288)	17,638	17,568

	15,692,711	(2,505,533)	13,187,178	13,240,272

Construction in progress	421,107		421,107	335,271

Consolidated	16,113,818	(2,505,533)	13,608,285	13,575,543

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Resolution #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the City of Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN´s Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

Up to September 30, 2005, the assets provided as collateral for financial operations amounted R$1,775,695.

Depreciation, depletion and amortization up to September 2005 amounted to R$536,069 (R$527,600 up to September 2004), of which R$$527,580 (R$517,346 up to September 2004) was charged to production costs and R$8.489 (R$10.254 up to September 2004) charged to selling, general and administrative expenses (amortization of deferred charges not included).

As of September 30, 2005, the Company had R$6,898,368 of revaluation of net depreciation assets (R$6,991,522 on June 30, 2005).

12. DEFERRED CHARGES

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Information technology projects	153,545	110,961	164,134	121,550
( - ) Accumulated amortization	(109,284)	(61,973)	(119,873)	(72,562)
Expansion projects	165,996	208,551	165,996	208,551
( - ) Accumulated amortization	(53,079)	(62,876)	(53,079)	(62,876)
Other projects	88,115	13,712	330,053	255,570
( - ) Accumulated amortization	(48,430)	(10,732)	(167,607)	(123,461)

	196,863	197,643	319,624	326,772

Information technology projects are represented by automation projects and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects announced on September 30, 2005 are primarily related to the Sepetiba port and the Casa de Pedra mine.

Amortization of information technology projects and of other projects up to September 2005 amounted to R$43,276 (R$43,413 up to September 2004), of which R$33,248 (R$31,449 up to September 2004) related to production costs and R$10,028 (R$11,964 up to September 2004) to selling, general and administrative expenses.

13. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated

	09/30/2005		06/30/2005		09/30/2005		06/30/2005

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENCY

Prepayment	803,997	2,308,550	295,295	2,346,346	150,998	1,373,003	124,876	1,486,966
Advances on Exchange Contract (ACC)					33,279	1,666,650
Fixed Rate Notes	64,627	3,110,506	398,639	3,334,541	64,928	2,898,489	455,363	3,065,704
BNDES/Finame	95,727	355,225	124,767	443,283	95,727	355,225	128,253	443,533
Financed imports	40,740	232,382	47,018	247,135	55,104	263,272	56,678	286,754
Bilateral	43,949	23,252	46,329	25,128	43,949	23,252	46,329	25,128
Other	298,336	16,966	321,350	18,767	1,144,527	111,311	1,401,444	114,861

	1,347,376	6,046,881	1,233,398	6,415,200	1,588,512	6,691,202	2,212,943	5,422,946

DOMESTIC CURRENCY

BNDES/Finame	1,085	2,326	48,060	127,813	41,046	261,649	85,701	392,660
Debentures (Note 14)	100,916	900,000	64,608	900,000	149,517	1,071,498	113,390	1,071,498
Other	75,036	7,000	74,957	7,000	23,974	16,282	34,640	17,362

	177,037	909,326	187,625	1,034,813	214,537	1,349,429	233,731	1,481,520

Total Loans and Financing	1,524,413	6,956,207	1,421,023	7,450,013	1,803,049	8,040,631	2,446,674	6,904,466

Swap	73,122		23,016		71,864		31,498

Total Loans and Financing + Swap	1,597,535	6,956,207	1,444,039	7,450,013	1,874,913	8,040,631	2,478,172	6,904,466

On September 30, 2005, the long-term amortization schedule, composed of the year of maturity, is as follows:

	Parent Company	Consolidated

2006	724,780	770,926
2007	1,658,525	545,554
2008	1,441,463	1,268,935
2009	267,965	423,878
2010	255,698	361,130
After 2011	2,607,776	4,670,208

	6,956,207	8,040,631

Interest is applied to loans and financing and debentures, at the following annual rates as of September 30, 2005:

	Parent Company	Consolidated

Up to 7%	3,692,506	2,952,514
From 7.1 to 9%	1,695,788	821,217
From 9.1 to 11%	2,416,379	5,041,906
Over 11%	749,069	1,099,907

	8,553,742	9,915,544

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated

	09/30/2005	06/30/2005	09/30/2005	06/30/2005

Domestic Currency
CDI	8.11	7.43	7.55	7.65
IGPM	4.40	4.19	4.88	5.11
TJLP	0.04	1.98	3.10	5.21
IGP-DI	0.15	0.15	0.16	0.17
Other currencies			0.10	0.13
	12.70	13.75	15.79	18.27

Foreign currency
US dollar	60.31	58.13	59.73	54.04
Yen	25.19	26.16	22.45	25.02
Basket of currencies	0.66	1.42	0.57	1.38
Euro	0.29	0.30	0.74	0.94
Other currencies	0.85	0.24	0.72	0.35
	87.30	86.25	84.21	81.73

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

As described in note 15, the Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financing amounted to R$5,062,259 on September 30, 2005 (R$4,791,840 on June 30, 2005), and comprise fixed assets items (note 11), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries and joint subsidiaries, as mentioned in note 16.

Fund raisings and amortizations made by the Company through its subsidiaries in the current year are as follows:

Amortizations

Subsidiary	Description	Principal (US$ million)	Maturity	Interest rate (p.a.)

CSN Islands III	Notes	75	April/2005	9.75%
CSN Export	Securitization	78	June/2005	4.77%
CSN Islands V	Notes	150	July/2005	7.875%

		303

Fund Raisings

Subsidiary	Description	Principal (US$ million)	Issuance	Term (years)	Maturity	Interest rate (p.a.)

CSN Islands IX	Notes	200	January/2005	10	January/2015	10%
CSN Export	Securitization	250	June/2005	10	May/2015	6.148%
CSN Islands X	Perpetual securities	750	August/2005	-	Indeterminate	9.5%

		1,200

The funds raised in the operations will be used for working capital, increasing the Company’s liquidity.

14. DEBENTURES

First issuance

As approved at the Extraordinary General Meeting and ratified at the Board of Directors Meeting, held on January 10 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 registered and non-convertible debentures, unsecured and without preference, in two tranches, being R$10 of unit face value. 54,000 debentures were issued in the first tranche and 15,000 in the second tranche, with a total face amount of R$690,000.

However, the credit from negotiation with financial institutions, occurred on March 1, 2002 in the amount of R$699,227. The difference of R$9,227, resulting from the unit price variation between the issue date and the transaction date, was recorded in Shareholders´ Equity as Capital Reserve.

The unit face value was adjusted for inflation, and had its respective compensation, which was calculated on a “pro rata temporis” basis, and the first issue was adjusted by the CDI (Interbank Deposit Certificate) plus 2.75% p.a. and the second issue by the IGP-M (General Market Price Index) plus 13.25% p.a.

The Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second tranche debentures, covered by the deed, representing a total of fifteen thousand (15,000) debentures, which was carried out on February 9, 2004 and on August 31, 2004, it approved the redemption of all first tranche debentures, representing a total of fifty-four thousand (54,000) debentures. The full redemption was carried out on October 4, 2004.

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve.

Interest is applied to the face value balance of the first tranche at 107% of the CDI Cetip.

The maturity of the face value is December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000, being the credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip’s CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is December 1, 2006 and of the 2nd tranche December 1, 2008.

The deeds for the issue contain certain restrictive covenants, which have been duly complied with.

15. FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes flat steel products to supply domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company’s business are shown as follows:

Exchange rate risk

Most of the revenues of the Company are in Brazilian Reais, as of September 30, 2005, R$8,279,714 of the Company’s consolidated debt of loans and financing were denominated in foreign currency (R$7,635,889 on June 30, 2005). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures adopted by CSN to minimize problems with its trade partners. Since part of the Companies’ funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of September 30, 2005, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Loans and financing (short and long term)	8,553,742	8,974,759

On September 30, 2005 the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional amount	gain / (loss)

Variable income swap (*)	07/28/2006	US$49,223 thousand	R$362,440

Derivatives from interest listed at BM&F (DI) - contracted by exclusive funds	Apr/2006 to Jan/2007	R$2,600,000 thousand	Daily adjusted at market

Exchange derivatives listed at BM&F (Options, forward US$, SCC and DDI) - contracted by exclusive funds)	Apr/05 to Jul/08	US$381,250 thousand	Daily adjusted at market

Options – other contracts daily adjusted	01/03/2006	US$400,000 thousand	(R$182,697)

Exchange swap registered with CETIP (contracted by exclusive funds)	Jan/07	US$780,000 thousand	(R$278,283)

(*) Refers to non cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same reference updated value at the pre-fixed rate of 7.5% per annum.

Market value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on September 30, 2005, for financial transactions with similar features, such as: volume of the transaction and rates and maturity dates.

Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$5.438.0 million, for guarantees provided:

	In millions

Companies	Currency	09/30/2005	06/30/2005	Maturity	Conditions

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	3/5/2006	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	2/3/2006	BNDES loan guarantees
CFN	R$	19.2	19.2	4/5/2006	BNDES loan guarantees
Cia. Metalic Nordeste	R$	4.8	4.8	05/15/2008	Promissory notes/guarantee given to Banco Santos referring to
					contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	01/27/2003 to 01/30/2006	Promissory notes/guarantee given to BEC Provin and ABC
					Brasil referring to working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	01/15/2006	Guarantee given to BNDES, for contracts referring to financing
					of machinery and equipment
CSN Cimentos	R$	27.0	27.0	06/22/2006	Guarantee for execution of outstanding debt with INSS
INAL	R$	3.6	3.6	03/15 and 04/15/2006	Personal guarantee in equipment financing
INAL	R$	2.8		06/25/2006	Suretyship in guarantee for tax foreclosure
INAL	R$	6.1		06/25/2006	Suretyship in guarantee for tax foreclosure
INAL	R$	0.7		08/14/2006	Suretyship in guarantee for tax foreclosure
Fundo Exclusivo	R$	80.0		4/10/2005	Suretyship in guarantee for transaction margins at the BM&F

Fundo Exclusivo	R$	50.0		4/1/2006	Suretyship in guarantee for transaction margins at the BM&F

Total in R$		306.5	166.9

CSN Iron	US$	79.3	79.3	1/6/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	12/9/2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	450.0	450.0	1/15/2015	Installment of guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0		Perpetual	Installment of guarantee by CSN in Bond issuance

CSN Overseas	US$	20.0	20.0	10/29/2009	Installment of guarantee by CSN in Promissory Notes Issuance

INAL	US$	1.4	1.4	03/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	33.5	33.5	12/30/2004 to 09/15/2013	Personal guarantee for the acquisition of equipment and
					implementation of terminal

Total in US$		2,159.2	1,409.2

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	09/30/2005		06/30/2005

	Judicial	Contingent	Judicial	Contingent
	deposits	liability	deposits	liability

Environmental	138	98		1,087
Labor	15,064	19,651	23,049	86,794
Civil	8,818	18,973	6,818	75,357
Tax	606,173	2,786,912	576,773	2,422,142

Parent Company	630,193	2,825,634	606,640	2,585,380

Consolidated	661,500	2,906,747	612,393	2,709,546

Short Term		38,515		24,048
Long Term	630,193	2,787,119	606,640	2,561,332

Parent Company	630,193	2,825,634	606,640	2,585,380

Short Term		42,904		26,581
Long Term	661,500	2,863,843	612,393	2,682,965

Consolidated	661,500	2,906,747	612,393	2,709,546

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. The tax liabilities stemming from actions taken by Company’s initiative are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings in the approximate amount of R$266,335 on September 30, 2005. According to the Company’s legal counsel there is a possible risk of losing these lawsuits. However, since there are no potential losses, no provisions were recorded on September 30, 2005, pursuant to the accounting practices adopted in Brazil.

a) Labor litigation dispute:

As of September 30, 2005, CSN was the defendant in approximately 6,860 labor claims (around 6,446 claims on June 30, 2005), which required a provision in the amount of R$19,651 up to that date (R$86,794 on June 30, 2005). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The approximate R$67,000 reduction in the provisions for labor contingencies, recorded under other operating income/expenses substantially refers to the revision of the likelihood of success in several labor disputes carried out by the Company’s internal and external legal counsel, as well as to the recent favorable track record in related disputes.

The increase in labor claims as of 2004 is due to difference request of the 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still polemic, pending a uniform understanding.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility have been reducing due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, as of September 30, 2005 the Company accrued the amount of R$18,973 (R$75,357 on June 30, 2005).

The approximate R$56,000 reduction in the provisions for civil action contingencies, recorded under other operating income/expenses substantially refers to the revision of the likelihood of success in several civil disputes carried out by the Company’s internal and external legal counsel, as well as to the recent favorable track record in related disputes.

c) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in 1989, by a percentage of 51.87% (“Plano Verão”).

In September 2004, the proceeding reached its end, and judgment was made final and unappealable, granting to CSN the right to apply the indexes of 42.72% (Jan/89), discounted for the official inflation in the period and 10.14% (Feb/89). Said proceeding is under phase of calculating the award.

As of September 30, 2005, the Company has recorded R$218,381 (R$218,381 on June 30 2005) as judicial deposit and a provision of R$60,573 (R$60,573 on June 30, 2005), which represents the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003.

As of September 30, 2005, the Company reversed part of the provision in the amount of R$218,000, being R$138,000 recorded under interest expenses, fines and taxes and R$80,000 recorded under Income taxes expenses , in arrears due to the revision of the likelihood of success of some items from the second tax assessment, based on the judgment and opinion of its external legal counsel. The provision related to items remaining from the second tax assessment amounts to R$189,868, which includes legal charges.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and on March 10, 2003, the Company obtained an initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues from 2001. On September 30, 2005, the amount of suspended liability and the offset credits based on the referred proceedings was R$498,616 (R$429,507 on June 30, 2005), which includes legal charges.

  PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing)– Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. On September 30, 2005, provision amounts to R$284,850 (R$272,848 as of June 30, 2005), which includes legal charges.

The Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court.

  CPMF (Provisional Contribution on Financial Transactions)

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment 21/99. The amount of this provision as of September 30, 2005 is R$348,894 (R$326,421 on June 30, 2005), which includes legal charges.

The lower court decision was favorable and the proceeding is being judged by the 2nd Regional Federal Court. However, we emphasize that the most recent court decisions have not been favorable to the taxpayers. The possibility of loss is probable.

  CIDE – Contribution for Intervention in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to nonresident beneficiaries of the country, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,689 on September 30, 2005 (R$22,325 on June 30, 2005), which includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment of the 2nd Regional Federal Court. The Company believes in the success of the claim, although there are no consolidated former court decisions, due to the fact that the issue is very recent.

  Education Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996.

The provision as of September 30, 2005 amounts to R$33,121 (R$33,121 on June 30, 2005), which includes legal charges.

TRF maintained the unfavorable decision against CSN, judgment made final and unappealable. In view of this fact, the Company attempted to pay the amount due, and FNDE (education salary creditor) only accepted to receive the amount accrued of fine, reason that the Company deposited in court the amount due not including fine. Hence, a new proceeding has been discussing whether or not the collection has its grounds. The Company’s attorneys consider as possible loss prospects, and for this reason, the Company did not provision the fine amount.

  SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned on September 30, 2005 totals R$71,573 (R$66,897 on June 30, 2005), including legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Although there was so far no judgment of the matter by the Brazilian Supreme Court, the Company’s lawyers deem as probable the possibilities of loss.

  IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate. An initial decision was obtained authorizing the use of said credits.

On September 30, 2005, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$687,274 (R$660,957 on June 30, 2005), adjusted by the Selic (Special System for Settlement and Custody).

  IPI premium credit over exports

The Company brought an action pleading the right to the IPI premium credit on exports and a favorable decision was obtained authorizing the use of said credits.

On September 30, 2005, the provision amount referring to the total of credits already offset amounted to R$546,745 (R$107,544 on June 30, 2005), adjusted by the Selic.

  Other

The Company also provided for several other lawsuits in respect of FGTS LC 110, PIS/COFINS Manaus Free-Trade Zone, COFINS Law 10,833/03, PIS Law 10,637 and environmental contingencies whose amount as of September 30, 2005 totals R$42,806 (R$42,945 on June 30, 2005), including legal additions.

18. SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Stocks	Total shareholders' equity

BALANCES ON 03/31/2005	1,680,947	5,541,806	762,449	(484,919)	7,500,283

Realization of revaluation reserve, net of income tax
and social contribution		(61,048)	61,048
Net income for the quarter			305,483		305,483
Interest on own capital proposed (R$0.25189
per share)			(68,050)		(68,050)
Treasury stocks				(260,172)	(260,172)

BALANCES ON 06/30/2005	1,680,947	5,480,758	1,060,930	(745,091)	7,477,544

CFN revaluation reserve		352			352
Realization of revaluation reserve, net of income tax		(61,834)	61,834
and social contribution
Net income for the quarter			462,705		462,705
Interest on own capital proposed (R$0.25610
per share)			(67,721)		(67,721)
Acquisition of treasury stocks				(265,689)	(265,689)

Cancellation of treasury stocks		(504,521)	(162,586)	667,107

BALANCES ON 09/30/2005	1,680,947	4,914,755	1,355,162	(343,673)	7,607,191

Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 common book-entry shares, with no par value.

At the Annual and Extraordinary General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, for splitting the shares representing the capital stock, operation by which each share of the capital stock was then represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in the reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

Consequently the Company’s capital stock on September 30, 2005 was comprised of 272,067,946 thousand common shares (286,917,045 thousand common shares on June 30, 2005), all of them non par book-entry common shares. Each common share entitles the owner to one vote at the General Meetings’ resolutions.

Treasury stocks

The Board of Directors approved the purchase of the Company’s shares to be held in treasury and subsequent sale and/or cancellation as follows:

Authorization	Number of	Acquisition	Date

Date	shares	term	Start	Termination

4/27/2004	4,705,880	3 months	4/28/2004	07/29/2004
7/27/2004	7,200,000	3 months	8/2/2004	11/1/2004
10/26/2004	6,357,000	3 months	11/12/2004	2/11/2005
12/21/2004	5,000,000	180 days	12/22/2004	06/19/2005
5/25/2005	15,000,000	360 days	05/26/2005	05/26/2006

Treasury stocks position as of September 30, 2005 is as follows:

Number of	Total value				Market value
shares purchased	paid for	Share unit cost			of shares

(in units)	shares	Minimum	Maximum	Average	on 6/30/2005

7,636,900	343,673	35.87	49.31	44.38	392,766

While held in treasury, the shares will have no proprietorship or political rights.

Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Resolution #273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

Ownership structure

On September 30, 2005, the capital was comprised as follows:

	Number of shares

	Common	%

Vicunha Siderurgia S.A.	116,286,665	43.98%
BNDESPAR	18,085,295	6.84%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.47%
Several (ADR - NYSE)	49,980,313	18.90%
Other shareholders (approx. 10 thousand)	68,247,484	25.81%

Outstanding shares	264,431,046	100.00%
Treasury stocks	7,636,900

Total shares	272,067,946

Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accrued profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Resolution 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital at the amount of R$67,721 in the quarter ended on September 30, 2005, corresponding to the compensation of R$0.25610 per share, as counter entry of the financial expenses account, and revert it on the same account, therefore, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD

	Parent Company

	09/30/2005			09/30/2004

	Tonnes	Net	Cost of Goods	Tonnes	Net	Cost of Goods
	(In thousand)	revenue	Sold	(In thousand)	revenue	Sold

Domestic Market	2,399	4,650,886	2,240,634	2,526	4,318,912	2,261,084
Foreign Market	994	1,398,577	993,522	1,064	1,569,298	816,465

Steel Products	3,393	6,049,463	3,234,156	3,590	5,888,210	3,077,549

Domestic Market		337,104	195,655		306,763	162,068
Foreign Market		21,183	8,903		22,700	8,694

Other sales		358,287	204,558		329,463	170,762

	3,393	6,407,750	3,438,714	3,590	6,217,673	3,248,311

	Consolidated

	09/30/2005			09/30/2004

	Tonnes	Net	Cost of Goods	Tonnes	Net	Cost of Goods
	(In thousand)	revenue	Sold	(In thousand)	revenue	Sold

Domestic Market	2,277	4,692,831	1,962,248	2,542	4,511,351	2,287,873
Foreign Market	1,238	2,063,933	1,638,893	1,164	2,240,852	1,283,059

Steel Products	3,515	6,756,764	3,601,141	3,706	6,752,203	3,570,932

Domestic Market		798,921	515,446		385,762	254,816
Foreign Market		74,355	8,903		69,331	8,695

Other sales		873,276	524,349		455,093	263,511

	3,515	7,630,040	4,125,490	3,706	7,207,296	3,834,443

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company’ business segments.

	09/30/2005

	Steel and	Corporate	Infrastructure	Consolidated
	Services		and Energy	Total

Net revenues from sales	7,152,780		477,260	7,630,040
Cost of goods and services sold	(3,787,334)		(338,156)	(4,125,490)
Gross income	3,365,446		139,104	3,504,550
Operating Income (Expenses)
Selling	(411,306)		(7,602)	(418,908)
Administrative	(195,477)		(45,001)	(240,478)
Other operating expenses, net	59,513	(17,644)	35,020	76,889
Net financial result	(41,782)	(761,105)	(10,530)	(813,417)
Exchange and monetary variation, net	745,077	(291,312)	2,943	456,708
Equity accounting	(53,981)	18,789		(35,192)

Operating Income (loss)	3,467,490	(1,051,272)	113,934	2,530,152
Non-operating income	(4,130)		(45)	(4,175)

Income (loss) before income tax
and social contribution	3,463,360	(1,051,272)	113,889	2,525,977
Income tax and social contribution	(1,190,541)	357,433	(39,942)	(873,050)

Net income (loss) for the period	2,272,819	(693,839)	73,947	1,652,927

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent Company		Consolidated

	09/30/2005	09/30/2004	09/30/2005	09/30/2004

Financial expenses:
Loans and financing - foreign currency	(165,448)	(169,292)	(590,777)	(417,356)
Loans and financing - Brazilian currency	(129,550)	(192,693)	(135,112)	(181,879)
Transactions with subsidiaries	(216,824)	(313,909)
PIS/COFINS on financial revenues	(24,238)	(39,318)	(24,708)	(39,107)
Interest, fines and interest on arrears (fiscal)	(43,041)	(3,493)	(49,062)	(5,668)
CPMF	(70,850)	(68,511)	(81,987)	(73,327)
Other financial expenses	(8,988)	(15,562)	(125,322)	(53,064)

	(658,939)	(802,778)	(1,006,968)	(770,401)

Financial revenues
Transactions with subsidiaries		48,923
Yield on marketable securities, net of provision for
losses	(565,598)	10,579	(397,301)	48,367
Exchange swap	223	(23,181)	437,817	132,233
Other income	72,969	30,817	153,035	49,912

	(492,406)	67,138	193,551	230,512

Net financial income	(1,151,345)	(735,640)	(813,417)	(539,889)

Monetary variation
- Assets	6,581	6,158	7,444	6,583
- Liabilities	(8,110)	(43,205)	(7,286)	(43,658)

	(1,529)	(37,047)	158	(37,075)

Exchange Variations
- Assets	(161,233)	(57,812)	(307,411)	(112,509)
- Liabilities	1,527,063	79,506	763,961	59,381
- Amortization of deferred exchange variation		(78,252)		(79,832)

	1,365,830	(56,558)	456,550	(132,960)

Monetary and exchange variations, net	1,364,301	(93,605)	456,708	(170,035)

23. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ million

	09/30/2005	09/30/2004

Revenue
Sales of products and services	7,981	7,314
Allowance for doubtful accounts	(2)	(2)
Non-operating income	(4)	(10)

	7,975	7,302

Input purchased from third parties
Raw material consumed	(1,748)	(1,333)
Cost of goods and services	(795)	(861)
Materials, energy, third-party services and other	(185)	(305)

	(2,728)	(2,499)

Gross value-added	5,247	4,803

Retention
Depreciation, amortization and depletion	(593)	(549)

Net produced value-added	4,654	4,254

Value-added transferred
Equity accounting	(645)	454
Financial income/Exchange variations	(647)	16

	(1,292)	470

Total value-added to distribute	3,362	4,724

VALUE-ADDED DISTRIBUTION
Staff and charges	367	323
Taxes, charges and contributions	2,364	1,859
Interest and exchange variation	(886)	806
Interest on own capital	184	35
Retained earnings in the period	1,333	1,701

	3,362	4,724

24. STATEMENT OF EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ million

	Parent company		Consolidated

	09/30/2005	09/30/2004	09/30/2005	09/30/2004

Net revenues	6,408	6,218	7,630	7,207
Gross income	2,969	2,969	3,505	3,373
Operating expenses (selling, general and	(352)	(358)	(659)	(606)
administrative)
Depreciation (cost of goods sold and operating	593	549	695	607
expenses)

EBITDA	3,210	3,160	3,541	3,374

% EBITDA-MARGIN	50%	51%	46%	47%

25. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of the CSN employees’ pension fund ("Caixa Beneficente dos Empregados da CSN” - CBS), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits rather than those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the adhesion agreement.

(ii) Characteristics of the plans

CBS has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan, which began on 02/01/1966, with the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in the process of extinction, and become inactive on 10/31/1977, when the new benefit plan began.

Supplementary average salary plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive on 12/26/1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

This plan began on 12/27/1995. It is a mixed plan, being a defined contribution (CD), related to the retirement and a defined benefit (BD), in relation to other benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of September 30, 2005 and June 30, 2005, the plans are presented as follows:

	09/30/2005	06/30/2005

Members	18,841	18,726

Active	7,839	7,667
Retired employees	11,002	11,059

Distribution of members by benefit plan:

35% of average salary plan	5,635	5,690
Active	17	17
Retired employees	5,618	5,673

Supplementary average salary plan	5,070	5,091
Active	49	58
Retired employees	5,021	5,033

Combined supplementary benefit plan	8,136	7,945
Active	7,773	7,592
Retired employees	363	353

Linked beneficiaries:	5,368	5,454

35% of average salary plan	4,095	4,182
Supplementary average salary plan	1,216	1,215
Combined supplementary benefits plan	57	57

Total members (associates/beneficiaries)	24,209	24,180

(iii) Equalization of actuarial liability

On January 25, 1996, the Supplementary Social Security Secretariat (Secretaria de Previdência Complementar - SPC), through letter #55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on the value determined on September 30, 1995, monetarily updated to December 31, 1995.

Through an official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002 a new proposal was approved for refinancing of reserves to amortize the sponsors´ responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.a.), starting June 28, 2002.

The agreement also foresees the installments anticipation in case of cash necessity in the defined benefit plan and the incorporating to the updated debit balance the eventual deficits/surplus under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices of these benefits, the Company’s management and its external actuaries, maintain the assessment of the effects arising from this new practice, in conformity with the report dated February 1, 2005.

Actuarial Liability Recognition

The Company’s Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated up to September 30, 2005 the amount of R$18,630 (R$22,609 up to September 30, 2004), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Resolution 371/2000, which, added to related disbursements, totaled R$59,215 (R$55,552 up to September 30, 2004).

The balance of the provision for the coverage of the actuarial liability on up to September 30, 2005 amounts to R$219,197 (R$213,146 on June 30, 2005).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; the Company, however, based on its legal and actuarial advisers understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants´ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,621 in 2005 (R$2,385 in 2004).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	13.4% p.a. ( 8% actual and 5% inflation)
Expected yield rate over plan assets	13.4% p.a.( 8% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 3 years of severity and separated by sex
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other after-labor benefits.

26. SUBSEQUENT EVENTS

  Antidumping

On October 4, 2005, CSN concluded the administrative review of the Antidumping and Countervailing Duty Administrative Reviews carried out by the US Department of Commerce, which found a zero dumping margin and resulted in the lifting of the antidumping tariff, which up to then was assessed at 41.27% on flat hot-rolled carbon steel products manufactured by the Company in Brazil. The decision allows the shipping of flat hot-rolled carbon steel products to the US market, including its subsidiary CSN LLC, in Terre Haute, Indiana, with no need to deposit antidumping surcharges.

27. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
1	Total Assets	24,993,600	24,784,928
1.01	Current Assets	8,758,829	8,661,952
1.01.01	Cash	101,201	145,089
1.01.02	Credits	1,471,503	1,464,097
1.01.02.01	Domestic Market	1,009,049	1,092,653
1.01.02.02	Foreign Market	558,022	467,252
1.01.02.03	Allowance for Doubtful Accounts	(95,568)	(95,808)
1.01.03	Inventories	1,903,654	1,997,414
1.01.04	Other	5,282,471	5,055,352
1.01.04.01	Marketable Securities	4,424,539	3,579,033
1.01.04.02	Recoverable Income Tax and Social Contribution	34,671	21,811
1.01.04.03	Deferred Income Tax	301,271	371,150
1.01.04.04	Deferred Social Contribution	85,151	81,279
1.01.04.05	Prepaid Expenses	34,485	38,287
1.01.04.06	Prepaid Income Tax and Social Contribution	35,505	632,301
1.01.04.07	Other	366,849	331,491
1.02	Long-Term Assets	2,018,858	1,912,017
1.02.01	Various Credits	28,664	22,005
1.02.01.01	Loans – Eletrobras	28,664	22,005
1.02.02	Credit with Related Parties	44,472	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	44,472	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,945,722	1,890,012
1.02.03.01	Deferred Income Tax	456,848	493,268
1.02.03.02	Deferred Social Contribution	78,223	99,844
1.02.03.03	Judicial Deposits	661,500	612,393
1.02.03.04	Securities Receivables	241,115	272,884
1.02.03.05	Recoverable PIS/PASEP	27,319	26,615
1.02.03.06	Prepaid Expenses	93,170	75,048
1.02.03.07	Marketable Securities	213,531	90,159
1.02.03.08	Other	174,016	219,801
1.03	Permanent Assets	14,215,913	14,210,959
1.03.01	Investments	288,004	308,644
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	286,940	307,660
1.03.01.03	Other Investments	1,064	984
1.03.02	Property, Plant and Equipment	13,608,285	13,575,543
1.03.02.01	In Operation, Net	13,025,187	13,078,626
1.03.02.02	In Construction	421,107	335,271
1.03.02.03	Land	161,991	161,646
1.03.03	Deferred	319,624	326,772

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
2	Total Liabilities	24,993,600	24,784,928
2.01	Current Liabilities	3,940,389	5,205,129
2.01.01	Loans and Financing	1,725,396	2,364,782
2.01.02	Debentures	149,517	113,390
2.01.03	Suppliers	1,023,359	1,039,724
2.01.04	Taxes, Charges and Contributions	573,659	1,342,247
2.01.04.01	Salaries and Social Contributions	103,821	91,273
2.01.04.02	Taxes Payable	331,070	1,106,716
2.01.04.03	Deferred Income Tax	102,035	106,072
2.01.04.04	Deferred Social Contribution	36,733	38,186
2.01.05	Dividends Payable	183,763	116,553
2.01.06	Provisions	42,904	26,581
2.01.06.01	Contingencies	42,904	26,581
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	241,791	201,852
2.02	Long-Term Liabilities	13,493,120	12,203,469
2.02.01	Loans and Financing	6,969,133	5,832,968
2.02.02	Debentures	1,071,498	1,071,498
2.02.03	Provisions	5,058,145	4,908,939
2.02.03.01	Contingencies	2,863,843	2,682,965
2.02.03.02	Deferred Income Tax	1,613,457	1,636,746
2.02.03.03	Deferred Social Contribution	580,845	589,228
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	394,344	390,064
2.03	Deferred Income	6,156	6,231
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	7,553,935	7,370,099
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	0	17,319
2.05.03	Revaluation Reserve	4,578,566	4,640,047
2.05.03.01	Parent Company	4,578,566	4,640,047
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	(7,484)	78,301
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 09/30/2005	4- 06/30/2005
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(343,673)	(257,888)
2.05.04.07.01	For Investments	0	487,203
2.05.04.07.02	Treasury Stocks	(343,673)	(745,091)
2.05.05	Retained Earnings/Accumulated Deficit	1,301,906	953,485

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 07/01/2005 to 09/30/2005	4- 01/01/2005 to 09/30/2005	5- 07/01/2004 to 09/30/2004	6- 01/01/2004 to 09/30/2004
3.01	Gross Revenue from Sales and/or Services	2,714,016	9,440,566	3,339,247	8,600,865
3.02	Deductions from Gross Revenue	(491,654)	(1,810,526)	(559,472)	(1,393,569)
3.03	Net Revenue from Sales and/or Services	2,222,362	7,630,040	2,779,775	7,207,296
3.04	Cost of Goods and Services Sold	(1,315,291)	(4,125,490)	(1,440,581)	(3,834,443)
3.04.01	Depreciation and Amortization	(218,645)	(655,406)	(192,626)	(573,490)
3.04.02	Other	(1,096,646)	(3,470,084)	(1,247,955)	(3,260,953)
3.05	Gross Profit	907,071	3,504,550	1,339,194	3,372,853
3.06	Operating Income/Expenses	(127,653)	(974,398)	(248,657)	(1,340,151)
3.06.01	Selling	(141,481)	(418,908)	(108,782)	(388,342)
3.06.01.01	Depreciation and Amortization	(2,551)	(7,369)	(2,101)	(6,364)
3.06.01.02	Other	(138,930)	(411,539)	(106,681)	(381,978)
3.06.02	General and Administrative	(77,421)	(240,478)	(73,339)	(217,223)
3.06.02.01	Depreciation and Amortization	(10,594)	(32,703)	(9,250)	(26,692)
3.06.02.02	Other	(66,827)	(207,775)	(64,089)	(190,531)
3.06.03	Financial	(38,679)	(356,709)	(36,703)	(709,924)
3.06.03.01	Financial Income	49,869	193,551	(30,889)	230,512
3.06.03.02	Financial Expenses	(88,548)	(550,260)	(5,814)	(940,436)
3.06.03.02.01	Amortization of Special Exchange Variation	0	0	(25,209)	(79,832)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	213,372	456,708	281,578	(90,203)
3.06.03.02.03	Interest expenses, fines and tax arrears	(301,920)	(1,006,968)	(262,183)	(770,401)
3.06.04	Other Operating Income	16,813	37,392	24,342	47,765
3.06.05	Other Operating Expenses	132,164	39,497	(50,074)	(86,884)
3.06.06	Equity	(19,049)	(35,192)	(4,101)	14,457
3.07	Operating Income	779,418	2,530,152	1,090,537	2,032,702

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 07/01/2005 to 09/30/2005	4- 01/01/2005 to 09/30/2005	5- 07/01/2004 to 09/30/2004	6- 01/01/2004 to 09/30/2004
3.08	Non-Operating Income	2,391	(4,175)	(9,560)	3,309
3.08.01	Income	24,130	24,281	3	13,451
3.08.02	Expenses	(21,739)	(28,456)	(9,563)	(10,142)
3.09	Income before Taxes and Interest	781,809	2,525,977	1,080,977	2,036,011
3.10	Provision for Income Tax and Social Contribution	(178,618)	(928,131)	(301,914)	(422,629)
3.11	Deferred Income Tax	(86,298)	55,081	(84,581)	(162,104)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Period	516,893	1,652,927	694,482	1,451,278
	SHARES OUTSTANDING EX-TREASURY (in thousands)	264,431	264,431	282,169	282,169
	EARNINGS PER SHARE	1.95474	6.25088	2.46123	5.14329
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Output

Output level in 3Q05 was 1,317 thousand tonnes of crude steel, 3.3% below the second quarter and 6.3% below 3Q04. Yet the volume of finished products has reached 1,173 thousand tonnes – 7.0% above the second quarter and 6.8% below 3Q04. These numbers reflect the intermediate inventory adjustment, raising the pace of metallurgy to a more cost-effective level (reducing the consumption of external scrap metal and coke).

LTQ-2 reached a new monthly record total production in the period, with 458.9 thousand tonnes in August, surpassing 6.4 thousand tonnes registered during the past period, in March of this year. Another highlight for the period was two consecutive months of record results, in line with the future growth prospects of CSN Paraná, with 6.04 and 6.05 thousand tonnes produced in July and August, respectively.

Output	2Q04	3Q04	2Q05	3Q05	9M2004	9M2005
(data in thousand t)
Presidente Vargas Mill (UPV)
Crude Steel	1,368	1,406	1,362	1,317	4,129	3,846
Finished Products	1,273	1,259	1,096	1,173	3,787	3,315
CSN Paraná	130	71	33	66	238	154
GalvaSud	24	67	82	49	126	208

Sales

Sales volume totaled 1,181 thousand tonnes, exceeding sales of 44 thousand tonnes (or 4%) from the past quarter. In the seasonal comparison, this volume was only 3% (about 35 thousand tonnes)less than the same quarters of 2003 and 2004. The increase in sales volume was due to increased sales in the external market, whose growth more than compensated for the reduction in the domestic market. As a result, there was a worse market mix, compared to the past quarter, with exports growing from 33% to 48% of total sales volume.

The sales mix did not change compared to 3Q04, with 52% participation from the domestic market, though a 4 p.p. fall from the previous quarter. Even though the level of coated product sales fell just 16 thousand tonnes - from 590 to 574 thousand tonnes, with domestic market stable - the larger increase in sales for the Hot Rolled and Cold Rolled products explained this variation.

In terms of market share, growth from participation in the Hot Rolled sector compensated for the loss in Cold Rolled and Galvanized sectors, with lower volumes, resulting in a small increase in total market share for the Company: from 28% to 29%. A sector analysis comparing the second and third quarters, highlights the increase in the participation in the Distribution Sector, from 32% to 36%, and the consequent fall in the Automotive Sector, from 18% to 14%. The other segments did not vary significantly compared to the last quarter.

Prices

In the quarter, international prices continued their downward trend, initiated between March and April. However, the American market showed extraordinary recovery between August and September, with an increase of US$100/t compared to July, closing the quarter with prices 2% higher than the July level. This behavior led to unbalancing supply and demand, caused by greater volume of final consumer purchases, and distributors lacking a corresponding increase in supply, since various blast furnaces were in maintenance. In Europe, where the inventory did not suffer all required adjustments, prices fell close to 20% in the period.

Therefore, CSN’s hot rolled, cold rolled and galvanized products export prices fell close to 25%, while tin plate prices only fell 9%. Measured in dollars, these variation were, respectively, negative 20% and 4%.

In the domestic market, average prices remained stable, with a slight fall de 0.4% . The increase of average prices in coated products – 5% for Galvanized and 0.5% Tin Plate – and the related stability in sales volumes of these products compensated for price reductions for Hot Rolled and Cold Rolled, whose volumes also suffered reductions that diminished their impact on the average price drop. Long story short, the sales mix of the Company, focused on coated products, contributed to the maintenance of price levels in the domestic market.

In an overall measure, CSN’s sales prices fell 15% in Reals and 10% in dollars, compared to the second quarter.

Net Revenue

In spite of price stability in the domestic market, the fall in volume resulted in a 20% reduction in sales revenue in the domestic market, compared to the previous quarter, and better export sales compensated for lower prices in the international market, leading to an external market revenue increase of 7%.

The combined effects of lower volume in the domestic market, lower export prices and an appreciated exchange rate produced a 13% decline in total net revenue.

Production Cost (Parent Company)

The smaller production level of crude steel brought a significant reduction in coke and external scrap metal consumption (see Output section), in line with the reported decline in Raw Materials of R$ 102 million (-16%) in comparison with the second quarter. Labor Cost also reported a reduction – R$ 10 million (-9.6%) –, explained by bonuses for work shifts and disbursements for employee profit sharing programs in the second quarter, affecting the comparison base. These reductions, however, were compensated by R$ 26 million (+8%) increase in General Manufacturing Costs, with greater incidence of service maintenance in the period and, specially, more natural gas expenditures (increased blast furnace injections, partially replacing external coke) and electric energy (increase in external consumption due to maintenance interruptions in the thermoelectric plant equipments).

On total, reported production costs fell R$ 90 million (-7.3%) . The crude steel production cost reduction (per tonne) was 4.4%, superior to the production decline of 3.3% .

Regarding raw material costs (coal and coke), the cost of acquiring coal rose from US$112/t, in the second quarter, to US$126/t in this quarter, fully reflected in the new price contracted in April of this year. The unit price of coke also suffered an increase, from US$380 to US$393, due to a decision of the Company to use high productivity coke (consequently with higher unit value), making possible an even higher reduction in consumption of this raw material, and considering that such a step would not affect the total coke cost. The average coke cost, at the end of the third quarter, was US$328/t.

Regarding coke, one highlight was that the Company acquired, in October, close to 240 thousand tonnes, or equivalent to approximately half of the amount required for the next year, at a cost of US$151/t CIF. The change in purchasing strategy compared to that stated in the second quarter earnings release resulted from a significant reduction of coke prices associated with the similarly reduced levels of the exchange rate. These factors will lead to an expressed reduction in the cost of this raw material for the next year.

The raw material inventory reduction, reflecting previous higher cost purchases, that occurred throughout the current year, related to the outlook of smaller acquisitions costs in 2006, lends itself towards a lighter cost structure for the next year.

Operating Expenses

Operating Expenses were positively impacted by a non-recurring result of from approximately R$ 170 million (R$130 million in the parent company) from the reversal of labor and civil provisions, substantially motivated, by the Company’s legal advisors who revised the probability of success in many judicial cases.

It is worth pointing out that, in the Operating Expenses, only Sales Expenses reported increase, as a consequence of greater export volume.

EBITDA

The higher portion of sales destined toward the international market -, where the Company earns lower margins and in an exchange rate appreciation scenario - explains the behavior of EBITDA and of EBITDA margins this quarter.

In the year-to-date figure, without removing the effects of the consolidation of MRS and Itasa and the adjustment of PIS/Cofins, EBITDA of R$ 3.5 billion is 5% superior to the same period of that past year, with almost identical margins: 46.4% in 2005 and 46.8% in 2004.

EBITDA* and EBITDA Margin*	3Q05 x 2Q05	3Q05 x 3Q04	9M04 x 9M05
Change
EBITDA (ch. %)	-26%	-39%	-3%
Margin (ch. p.p.)	-6	-10	-4

* Excluding MRS/Itasa consolitation and PIS/Confins effects

Net Financial Result and Debt

Net financial result for 3Q05 was negative R$ 39 million, which means an improvement of 82% compared to the past quarter (an expense of R$ 214 million). The improved financial result can basically be explained by two factors: gains with financial operations, and 5.5% appreciation of the Real against US dollar for the quarter, positively impacting the exchange rate variation and the portion of foreign exchange denominated debt.

Although net debt was reduced almost R$ 400 million, with respect to net debt/EBITDA ratio remained at 1x, in line with 2Q05 expectations. Another important point to detail is the increase in the average maturity, from 9 to 12 years after the issuance of perpetual bonds valued at US$ 750 million, made in July. For the year, average cost of debt was 9.3% p.a., equivalent to 49% of CDI. For the same period of 2004, cost of debt was 15% p.a., representing 92% of CDI.

Income Taxes

In spite of better pretax results, expenses of R$265 million income tax and social contribution were R$ 49 million lower when compared to the previous quarter, due to smaller equity income losses – non-deductible from taxes - compared to the previous quarter. It is important to bear in mind that the exchange rate appreciation was close to 12% in the second quarter and 6% in the third quarter. Thus, the effective tax rate fell from 43% to 34%, in line with the rate reported in the third quarter of 2004.

Net Income

The reduction of operating expenses and taxes and better net financial results compensated for lower gross profit, as net income rose 19% (approximately +R$100 million) for the quarter, compared to the second quarter.

The accumulated year-to-date net income result totaled R$ 1,653 million, 14% higher than the same period of the past year, and representing 83% of the total net income for 2004.

Investments

Investments made in the quarter totaled R$ 289 million, with R$ 66 million related the Porto de Sepetiba expansion project, which is part of the Casa de Pedra expansion project, and R$ 36 million for MRS (portion corresponding to CSN’s 32% stake in this company’s capital).

Year-to-date, investments totaled R$ 680 million, with R$ 179 million for the Porto project and R$ 86 million for MRS. The remaining balance was allocated, in large part, to projects related to maintaining and improving the operations of CSN and its subsidiaries.

Working Capital

During the period of June to September, there was a small reduction (R$ 22 million) in working capital. The main inputs were inventory reduction in raw materials, with a positive impact, and a reduction in Deferred Taxes, due to lowered tax generation in the period (lower volume sold in the domestic market), which negatively impacted working capital.

			in R$ MM
Account	2Q05	3Q05	Change
Assets	3,606	3,464	143
Cash equivalents	145	101	44
Accounts Receivables	1,464	1,459	5
Domestic Market	1,093	996	96
Export Market	467	558	-91
Allowance for Doubtful	(96)	(96)	-
Accounts Receivables	1,997	1,904	94
Liability	2,238	2,073	-165
Suppliers	1,040	1,036	-4
Salaries and Social Contribution	91	104	13
Deffered Taxes	1,107	933	-174
Working Capital	(1,368)	(1,391)	-22

Capital Markets

Common shares of CSN accumulated in the past 12 months (30/Sep/04 to 30/Sep/05) a 37.1% rise, higher than the 35.9% rise accumulated by Ibovespa in the same period. The valorization of 36.6% in the third quarter more than compensated for the negative result of the previous quarter; in terms of the accumulated year-on-year the valuation reached 19.8%, practically the same as Ibovespa, who accumulated 20.6% year-on-year.

Better performance in 3Q05 occurred due to better fundamentals in the international steel industry, especially in the US, as well as the new outlook of increase in coal and iron ore prices in 2006.

	3Q04	4Q04	1Q05	2Q05	3Q05
Number of Shares	286,917,045	286,917,045	286,917,045	286,917,045	272,067,946

Market Value
Closing Price (R$/share)	37.79	43.22	53.87	37.90	51.77
Closing Price (US$/share)	15.53	19.12	24.10	16.15	23.22
Market Value (R$ millions)	10,841	12,401	15,456	10,874	14,085
Market Value (US$ millions)	3,793	4,672	5,797	4,627	6,338

Profitability
CSNA3 (%)	0.0	14.4	24.6	(29.6)	36.6
SID (%)	0.0	23.1	26.0	(33.0)	43.8
Ibovespa - ratio	23,245	26,196	26,610	25,051	31,583
Ibovespa - profitability (%)	0.0	12.7	1.6	(5.9)	26.1

Volume
Daily Average (# of shares)	666,017	746,852	893,803	1,039,721	869,511
Daily Average (R$ Thousand)	28,592	34,892	52,964	48,460	39,741
Daily Average (# of ADR´s)	384,964	500,308	840,623	815,547	812,392
Daily Average (US$ Thousand)	5,525	8,231	18,813	15,283	15,715

Source: Economática

Recent Developments

• Brazil Day

CSN will be present at Brazil Day, November 14, in New York, joining a panel to discuss the steel industry. The event has been held every two years, since 2001, by Abrasca (Brazilian Association of Publicly-Traded Companies), Apimec (Capital Markets Professionals and Investment Analysts Association), Bovespa (São Paulo Stock Exchange) and IBRI (Brazilian Investor Relations Institute). The objective is to provide an opportunity for Brazilian companies listed on NYSE to network with US investors.

• Antidumping

On October 3, and as of October 7, the US Commerce Department ratified a preliminary decision from April 6, in which CSN testified that it was not dumping its Hot Rolled exports in the US from March of 2003 to February of 2004. According to this decision, an antidumping tariff charged to exports of these products to US, will drop from 41.27% to zero.

The process encompasses two new annual reviews, and, in the end, if it is determined that during the period considered there was no dumping, the tariff will be definitively abolished.

Thus, Hot Rolled products of CSN are now only subject to 6.35% countervailing duty (subsidy tariff), a duty also subject to administrative revision.

• Premiação Relatório Anual e Balanço Social

The 2004 Annual Report of the Company received fifth place in the 7th Abrasca Annual Report Awards for Publicly Traded Companies, competing with 62 other public companies. According to the organizers, participants and quality levels this year were one of the highest, with 16 companies receiving grades superior to 90 points. The initiative has the support of capital market representatives, aimed at stimulating the quality of reports through recognition of clarity, transparency, quality and quantity of information, in addition to the innovative nature of the design project.

CSN also received the Social Report Award for 2004, in the Southeast category. The award was created by Aberje, Apimec, Ethos, Fides and Ibase, aimed at establishing acknowledgement at the national prestigious level for the best social reports. Audited by BDO Trevisan, reports are evaluated according to the criteria of reach, coverage, integrity, consistency, credibility and communication. Ten companies were recognized, out of 166 registered in the following categories: regional, outstanding micro, small and medium sized companies, large and national level companies.

• Novo Diretor Executivo

On September 20, the Board of Directors appointed Mr. Pedro Felipe Borges Neto as the Institutional Executive Officer, for a two-year term.

• CADE

On August 10, in a judgment over market concentration in the Brazilian iron mining market, CADE determined through “the contract change referring to Casa de Pedra mine, to exclude for non-competitiveness reasons, the first-refusal rights regarding the Casa de Pedra mine, for the domestic market as well as for the international market”. Alternatively, CADE conceded to the request (the parties, CVRD and CSN) “to opt for the entire discontinuation of the Act of Concentration #08012.002838/2001 -08 (Ferteco), transferring all of the acquired operational assets, as well as those assets acquired prior to the purchase, but required for full operation of Ferteco”.

The term required for involved parties to fulfill the determination is still ongoing.

• Share Buy Back

In accordance with the share buy back program, approved by the Board of Directors in May, the Company held, on September 30, 2005, 7,636,900 shares in treasury, having spent close to R$ 344 million in the acquisition of these shares. The market value of the shares in the treasury, at the same date, was R$ 393 million.

Outlook

Both domestic and international demand have not returned to historic levels of growth, frustrating sector expectations for 2005. This can be largely attributed to high levels of inventory that distributors and service centers carry over the year. This scenario began in mid-September in the US with normalized inventory levels and sales promotions in the automotive industry, demand grew close to 1Mtonnes translating into significant price increases. However, in European and Brazilian markets, the conditions remained unchanged, even though European producers have managed to achieve small price increases, with expectations for new price increases in the fourth quarter.

The perspective is that these fundamentals will continue firmly into the fourth quarter: demand will continue to grow, without the counterbalancing supply growth, which will pressure prices or help to maintain high prices until the end of the year.

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	13.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	14.22
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

03	CSN ISLANDS	05.923.780/0001-65	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		50	50

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	5.59
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		3,675	3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	6.68
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		345,950	285,950

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0,06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376	376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.26
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,293	84,916

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.25
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,800	1,100

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	4.96
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

12	CSN PARTICIPAÇÕES ENERGÉTICAS	03.537.201/0001-10	PRIVATE SUBSIDIARY	99.70	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	6.46
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	6.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		11,801,407		11,801,407

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		62,220		62,220

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		36,206		36,206

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	7.25
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		520,219		520,219

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.22	9.45
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		340,000		340,000

20	CSN ISLANDS II	05.918.534/0001-15	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

22	CSN ISLANDS III	05.918.535/0001-60	PRIVATE SUBSIDIARY	100.00	0,00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

23	CSN ISLANDS IV	05.918.536/0001-04	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

24	CSN ISLANDS V	05.918.538/0001-01	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	0.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY -%
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	100.00	0.25
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,236		34,236

32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.23
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	SINGLE
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,0000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/01/2005

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2005

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2005

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in 2005 with the main investment projects were:

Description	Amount in thousands of R$

	3Q	2005

Sepetiba Project – Port Expansion	65,843	178,599
Mine Project – Casa de Pedra Mine Expansion	6,526	13,521
Sepetiba Project – Ship Unloader DN1	2,958	13,490
LTF#3 – Change of the Thickness Measurer T-306	1,745	1,831
Campaign Extension of Battery # 1	1,536	2,083
Revamp of the Rolling Bridges (Sumitomo Project)	1,399	1,833
Natural Gas Injection in Blast Furnaces	1,294	3,278
Revamp of Gas System 1 – Phase II	1,034	1,264
Replacement of Main Engine Feeding LTF#3	1,016	1,063
Efficiency Increase of the Pig Iron Desulphurization Station	966	1,481
Cement Project - Implementation of Cement Plant	949	2,586
Revamp of AF#3 Facilities	914	2,648
Cisa Project – Phase II	822	3,451
Improvements in the LDCs 3 and 4	622	1,561
Cisa Project – Infrastructure	433	1,614
Water Purification System of Converter B	381	876
Revamp of Lime Furnace #3	237	3,200
Campaign Extension of Batteries # 4A, 4B and 5	215	831
Repotentiation of Liquid Metal Rolling Bridges	109	1,748
Steelmaking Automation	67	941
Laboratory Resources	18	247
Adjustment of Pig-iron Pans	4	1,233
Repair and Modification of Torpedo Cars		518
Electromechanical Revamp in Torpedo Cars		399
Benzene Steam Capture from Tanks		286
Regenerators Thermal Isolation AF#3		259
Repair of Steelmaking Gasometer Broadside		530
Cisa Project – Phase I		1,700

	89,088	243,071

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statemens of Cash Flows
For the periods ended on September 30, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated

	2005	2004	2005	2004

Cash flow from operating activities
Net income (loss) for the period	1,516,911	1,551,970	1,652,927	1,451,278
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Amortization of deferred exchange variation		78,252		79,832
- Net monetary and exchange variations	(1,567,495)	(183,797)	(1,256,653)	(75,576)
- Provision for loan and financing charges	512,042	714,811	726,816	666,871
- Depreciation, depletion and amortization	591,060	548,546	693,568	606,490
- Write-off of permanent assets	6,468	7,921	32,525	8,431
- Equity accounting and amortization of goodwill and negative goodwill	645,130	(453,704)	35,192	(14,457)
- Deferred income tax and social contribution	(105,352)	209,332	(55,082)	162,104
- Provision Swap and Forward	193,903	(477,868)	45,000	(597,502)
- Provision for contingencies	(282,923)		(323,519)
- Employees' pension fund provision	18,630	22,609	18,630	22,345
- Other provisions	111,251	153,991	120,511	119,621
	1,639,625	2,172,063	1,689,915	2,429,437
(Increase) decrease in assets:
- Accounts receivable	(151,593)	(453,110)	(359,283)	(249,443)
- Inventories	218,006	(892,707)	367,361	(1,257,062)
- Judicial deposits	(44,027)	(43,976)	(46,597)	(46,677)
- Credits with subsidiaries	9,057	(17,763)	(18,547)	1,240
- Recoverable taxes	(54,754)	(148,919)	(72,915)	(163,781)
- Other	(90,125)	176,933	(185,742)	113,623
	(113,436)	(1,379,542)	(315,723)	(1,602,100)
Increase (decrease) in liabilities
- Suppliers	301,918	(120,360)	237,666	55,504
- Salaries and payroll charges	19,578	20,547	24,414	25,333
- Taxes	208,935	432,802	207,664	465,417
- Accounts payable - Subsidiaries	(343,784)	(10,329)
- Unsecured liabilities	660,341		683,229
- Other	(23,550)	(104,903)	(65,018)	(66,837)
	823,438	217,757	1,087,955	479,417
Net resources from operating activities	2,349,627	1,010,278	2,462,147	1,306,754

Cash Flow from investing activities
- Investments	(194,378)	(531,527)	(81,430)	(139,205)
- Property, plant and equipment	(489,254)	(259,860)	(648,067)	(457,613)
- Deferred assets	(31,019)	(31,864)	(31,871)	(49,615)
Net resources used on investing activities	(714,651)	(823,251)	(761,368)	(646,433)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	2,239,127	2,584,628	4,321,812	2,805,746
	2,239,127	2,584,628	4,321,812	2,805,746
Payments
- Financial Institution
- Principal	(1,190,791)	(1,524,178)	(1,819,330)	(2,221,235)
- Charges	(428,579)	(679,978)	(537,469)	(675,560)
- Dividends and interest on own capital	(2,268,931)	(752,254)	(2,268,931)	(752,254)
- Treasury stocks	(570,437)	(181,938)	(570,437)	(181,938)
	(4,458,738)	(3,138,348)	(5,196,167)	(3,830,987)
Net resources from (to) financing activities	(2,219,611)	(553,720)	(874,355)	(1,025,241)

Increase (decrease) in cash and cash equivalents	(584,635)	(366,693)	826,424	(364,920)
Cash and marketable securities, beginning of period	1,957,276	2,193,171	3,325,969	3,650,707
Cash and marketable securities (except for derivatives), end of period	1,372,641	1,826,478	4,152,393	3,285,787

     Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended on September 30, 2005 and 2004
(In thousands of reais)

	Parent Company		Consolidated

	2005	2004	2005	2004

SOURCES OF FUNDS
Funds provided by operations
Net income for the period	1,516,911	1,551,970	1,652,927	1,451,278
Expenses (income) not affecting net working capital
Amortization of special exchange variation		78,252		79,832
Monetary and exchange variation and long term accrued charges (net)	(1,214,253)	(165,284)	(829,374)	(56,546)
Equity accounting and amortization of goodwill and negative goodwill	645,130	(453,704)	35,192	(14,457)
Write-offs from permanent assets	6,468	7,921	32,525	8,431
Depreciation, depletion and amortization	591,060	548,546	693,658	606,490
Deferred income tax and social contribution	(84,104)	(192,138)	(61,265)	(196,597)
Provision for contingent liabilities PIS/COFINS/CPMF	253,511	103,155	262,463	103,155
Employees’ pension fund provision	18,630	22,609	18,630	22,345
Deferred income variation			(23,326)	25,529
Other	(5,671)	113,296	1,078	123,270
	1,727,682	1,614,623	1,782,508	2,152,730
Funds Provided by Others
Resources from loans and financing	1,150,173	2,537,876	2,926,583	2,097,995
Dividends and interest on own capital of subsidiaries	27,175			131,120
Decrease in other long-term assets	136,353	115,788	82,753	426,557
Increase in other long-term liabilities	13,754	406,644	63,352
Other		22,468	354	29,171
	1,327,455	3,082,776	3,073,042	2,684,843
TOTAL SOURCES OF FUNDS	3,055,137	4,697,399	4,855,550	4,837,573

USES OF FUNDS
Funds used in permanent assets
Investments	194,378	531,527	81,430	139,205
Property, plant and equipment	489,254	259,582	648,067	457,335
Deferred assets	31,019	31,864	31,871	49,615
	714,651	822,973	761,368	646,155
Others
Dividends and Interest on own equity	184,177	35,000	184,177	35,000
Treasury stocks	570,437	181,938	570,437	181,938
Transfer of loans and financing to short term	400,808	1,784,108	541,828	1,796,245
Increases in long-term assets	217,481	93,517	337,579	138,535
Decreases in long-term liabilities	53,443	30,517	87,257	62,273
	1,426,346	2,125,080	1,720,594	2,213,991
TOTAL USES OF FUNDS	2,140,997	2,948,053	2,481,962	2,860,146

INCREASE (DECREASE) IN NET WORKING CAPITAL	914,140	1,749,346	2,373,588	1,977,427

CHANGES IN NET WORKING CAPITAL
Current Assets
At end of the period	5,097,177	6,249,078	8,758,829	7,840,038
At beginning of the period	6,440,179	5,507,669	8,608,514	6,775,380
	(1,343,002)	741,409	150,315	1,064,658
Current Liabilities
At end of the period	3,974,435	3,543,808	3,940,389	3,629,749
At beginning of the period	6,231,577	4,551,745	6,163,662	4,542,518
	(2,257,142)	(1,007,937)	(2,223,273)	(912,769)
INCREASE (DECREASE) IN NET WORKING CAPITAL	914,140	1,749,346	2,373,588	1,977,427

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION – ITR	Date: 09/30/2005	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT PUBLIC ACCOUNTANTS SPECIAL REVIEW REPORT

To the Stockholders and Management of Companhia Siderúrgica Nacional Rio de Janeiro – RJ

1.
We have conducted a special review on the Quarterly Information (ITRs) of Companhia Siderúrgica Nacional, which includes the individual and consolidated balance sheets as of September 30, 2005, the related statements of income for the quarter and semester ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4.
The individual and consolidated balance sheets as of June 30, 2005 presented for comparative purposes, were reviewed by us, and our report, dated July 29, 2005 included an emphasis paragraph relating to accounts receivable from sale of energy in the Wholesale Electric Energy Market – MAE, from the period between September 2000 to September 2002, which is subject to alteration depending on the outcome of current judicial processes. The individual and consolidated statements of income for the quarter and semester ended September 30, 2004, presented for comparative purposes, were reviewed by us, and our report, dated October 22, 2004, contains an exception with respect to the deferral of net negative exchange variations and emphasis paragraph relating to the same subject mentioned in June 30, 2005.

5.
Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement is exhibited in the explanatory note 23, the EBTIDA Statement is included in the explanatory note 24, and the Statements of Changes in Financial Position and of Cash Flows are presented in Attachment 16.01 to the Quarterly Information for the purposes of allowing additional analyses and are not required as part of the basic Quarterly Information. This information was reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review is fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

6.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 31, 2005

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC-SP 11609/O-S-RJ	CRC-SP 100597/O

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY STATEMENTS	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	45
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	46
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	47
07	01	CONSOLIDATED STATEMENT OF INCOME	49
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	51
09	01	EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	61
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	65
15	01	INVESTMENT PROJECTS	68
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	69
17	01	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	71
		CSN OVERSEAS
		CSN STEEL
		CSN ISLANDS
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN PARTICIPAÇÕES ENERGÉTICAS
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOG¥STICA

TABLE OF CONTENTS

Group	Table	Description	Page
CSN ISLANDS II
CSN ISLANDS III
CSN ISLANDS IV
CSN ISLANDS V
CSN EXPORT
CSN ISLANDS VII
CSN ISLANDS VIII
CSN ISLANDS IX
ERSA – ESTANHO DE RONDÔNIA
CSN ISLAND X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.